CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2026 AND 2025

Ero Copper Corp.
Table of Contents

Ero Copper Corp.
Condensed Consolidated Statements of Financial Position
(Unaudited, Amounts in thousands of US Dollars)

	Notes	September 30, 2026	December 31, 2025
ASSETS
Current
Cash and cash equivalents		$114,053	$105,442
Trade receivables		31,616	41,061
Inventories	4	142,221	107,111
Other current assets	5	37,272	22,598
		325,162	276,212
Non-Current
Mineral properties, plant and equipment	6	1,783,729	1,574,054
Exploration and evaluation assets	7	57,801	33,869
Deferred income tax assets		1,801	3,047
Deposits and other non-current assets	8	36,035	36,696
		1,879,366	1,647,666
Total Assets		$2,204,528	$1,923,878

LIABILITIES
Current
Accounts payable and accrued liabilities	9	$177,699	$154,124
Current portion of loans and borrowings	10	17,966	55,711
Current portion of deferred revenue	11	12,046	12,800
Income taxes payable		12,063	14,675
Current portion of derivatives	19	2,444	7,125
Current portion of lease liabilities		13,556	16,283
		235,774	260,718
Non-Current
Loans and borrowings	10	449,548	551,403
Deferred revenue	11	83,293	92,950
Provision for rehabilitation and closure costs		25,694	21,978
Deferred income tax liabilities		22,560	10,729
Lease liabilities		7,159	8,950
Other non-current liabilities	12	41,072	39,288
		629,326	725,298
Total Liabilities		865,100	986,016

SHAREHOLDERS’ EQUITY
Share capital	13	302,784	298,490
Equity reserves		(29,042)	(107,735)
Retained earnings		1,059,329	744,778
Equity attributable to owners of the Company		1,333,071	935,533
Non-controlling interests		6,357	2,329
		1,339,428	937,862
Total Liabilities and Equity		$2,204,528	$1,923,878

Commitments (Notes 7, 11 and 21)

APPROVED ON BEHALF OF THE BOARD:

"Makko DeFilippo"	, President, CEO and Director	"Jill Angevine"	, Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements               Page 1

Ero Copper Corp.
Condensed Consolidated Statements of Operations and Comprehensive Income
(Unaudited, Amounts in thousands of US Dollars, except share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2026	2025	2026	2025

Revenue	14	$348,034	$177,092	$895,517	$465,690
Cost of sales	15	(178,475)	(119,695)	(498,625)	(285,485)
Gross profit		169,559	57,397	396,892	180,205

Expenses
General and administrative	16	(16,818)	(12,580)	(40,411)	(35,515)
Share-based compensation	13 (e)	(7,458)	(6,742)	(11,161)	(15,671)
Operating Income		145,283	38,075	345,320	129,019
Finance income		825	1,208	3,389	3,176
Finance expense	17	(9,952)	(11,331)	(33,694)	(22,030)
Foreign exchange gain	18	5,077	22,055	69,577	119,095
Other income (expenses)		2,285	(720)	(3,808)	(495)
Income before income taxes		143,518	49,287	380,784	228,765

Current income tax expense		(25,905)	(8,086)	(50,877)	(21,109)
Deferred income tax recovery (expense)		341	(4,688)	(11,893)	(19,488)
Income tax expense		(25,564)	(12,774)	(62,770)	(40,597)
Net income for the period		$117,954	$36,513	$318,014	$188,168

Other comprehensive (loss) gain
Foreign currency translation (loss) gain		(1,689)	22,429	57,908	106,051
Comprehensive income		$116,265	$58,942	$375,922	$294,219

Net income attributable to:
Owners of the Company		116,237	35,978	314,551	186,753
Non-controlling interests		1,717	535	3,463	1,415
		$117,954	$36,513	$318,014	$188,168

Comprehensive income attributable to:
Owners of the Company		114,557	58,205	371,894	291,802
Non-controlling interests		1,708	737	4,028	2,417
		$116,265	$58,942	$375,922	$294,219

Net income per share attributable to owners of the Company
Basic	13 (f)	$1.11	$0.35	$3.02	$1.80
Diluted	13 (f)	$1.10	$0.35	$2.97	$1.80

Weighted average number of common shares outstanding
Basic	13 (f)	104,351,583	103,621,631	104,299,083	103,589,664
Diluted	13 (f)	105,977,099	104,044,755	105,903,492	103,941,295

The accompanying notes are an integral part of these condensed consolidated interim financial statements               Page 2

Ero Copper Corp.
Condensed Consolidated Statements of Cash Flow
(Unaudited, Amounts in thousands of US Dollars)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2026	2025	2026	2025
Cash Flows from Operating Activities
Net income for the period		$117,954	$36,513	$318,014	$188,168
Adjustments for:
Amortization and depreciation		43,117	31,369	119,950	75,204
Income tax expense		25,564	12,774	62,770	40,597
Amortization of deferred revenue	14	(7,250)	(2,967)	(16,132)	(8,620)
Share-based compensation	13 (e)	7,458	6,742	11,161	15,671
Finance income		(825)	(1,208)	(3,389)	(3,176)
Finance expenses	17	9,952	11,331	33,694	22,030
Foreign exchange gain		(7,056)	(16,156)	(70,019)	(112,264)
Other		(3,414)	2,161	2,860	4,598
Changes in non-cash working capital items	20	3,261	30,828	(27,556)	(1,447)
		188,761	111,387	431,353	220,761
Advances from customers	11	—	—	—	50,000
Derivative contract settlements		10,522	1,451	14,220	(548)
Provision settlements		(1,011)	(1,376)	(2,567)	(2,576)
Income taxes paid		(7,039)	(1,149)	(21,154)	(1,628)
		191,233	110,313	421,852	266,009

Cash Flows used in Investing Activities
Additions to mineral properties, plant and equipment		(66,775)	(69,880)	(203,080)	(192,400)
Additions to exploration and evaluation assets		(8,645)	(6,748)	(19,186)	(15,046)
Interest received		568	790	2,258	2,072
		(74,852)	(75,838)	(220,008)	(205,374)

Cash Flows used in Financing Activities
Lease liability payments		(5,866)	(4,530)	(16,407)	(13,051)
New loans and borrowings, net of transaction costs	10	—	2,138	6,064	57,404
Loans and borrowings repaid	10	(80,357)	(11,676)	(138,019)	(43,300)
Interest paid on loans and borrowings	10	(15,520)	(17,368)	(36,705)	(38,727)
Other finance expenses paid		(3,744)	(1,758)	(10,103)	(6,588)
Proceeds from exercise of stock options		1,409	2,389	2,871	2,873
		(104,078)	(30,805)	(192,299)	(41,389)

Effect of exchange rate changes on cash and cash equivalents		8	(5,716)	(934)	(3,391)
Net increase (decrease) in cash and cash equivalents		12,311	(2,046)	8,611	15,855
Cash and cash equivalents - beginning of period		101,742	68,303	105,442	50,402
Cash and cash equivalents - end of period		$114,053	$66,257	$114,053	$66,257
Supplemental cash flow information (note 20)

The accompanying notes are an integral part of these condensed consolidated interim financial statements              Page 3

Ero Copper Corp.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Unaudited, Amounts in thousands of US Dollars, except share and per share amounts)

		Share Capital		Equity Reserves
	Notes	Number of shares	Amount	Contributed Surplus	Foreign Exchange	Retained Earnings	Total	Non-controlling interest	Total equity

Balance, December 31, 2024		103,555,211	$286,548	$8,181	$(188,653)	$481,055	$587,131	$3,943	$591,074
Income for the period		—	—	—	—	186,753	186,753	1,415	188,168
Other comprehensive income for the period		—	—	—	105,049	—	105,049	1,002	106,051
Total comprehensive income for the period		—	—	—	105,049	186,753	291,802	2,417	294,219
Shares issued for:
Exercise of options		225,508	4,190	(1,317)	—	—	2,873	—	2,873
Settlement of restricted share units		7,113	145	(255)	—	—	(110)	—	(110)
Settlement of performance share units		5,812	78	—	—	—	78	—	78
Share-based compensation	13 (e)	—	—	3,365	—	—	3,365	—	3,365
Balance, September 30, 2025		103,793,644	$290,961	$9,974	$(83,604)	$667,808	$885,139	$6,360	$891,499

Balance, December 31, 2025		104,192,288	$298,490	$7,335	$(115,070)	$744,778	$935,533	$2,329	$937,862
Income for the period		—	—	—	—	314,551	314,551	3,463	318,014
Other comprehensive income for the period		—	—	—	57,343	—	57,343	565	57,908
Total comprehensive income for the period		—	—	—	57,343	314,551	371,894	4,028	375,922
Shares issued for:
Exercise of options		212,588	4,126	(1,255)	—	—	2,871	—	2,871
Settlement of restricted share units		8,901	168	(278)	—	—	(110)	—	(110)
Share-based compensation	13 (e)	—	—	6,067	—	—	6,067	—	6,067
Reclassification of liability classified performance share units to equity	13 (b)	—	—	16,816	—	—	16,816	—	16,816
Balance, September 30, 2026		104,413,777	$302,784	$28,685	$(57,727)	$1,059,329	$1,333,071	$6,357	$1,339,428

The accompanying notes are an integral part of these condensed consolidated interim financial statements                              Page 4

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

1.    Nature of Operations

Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 3100, 733 Seymour Street, Vancouver, British Columbia, Canada, V6B 0S6. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

The Company’s primary asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”), held indirectly through its wholly-owned subsidiary, Ero Brasil Participações Ltda ("Ero Brasil"). The Company also currently owns a 97.6% ownership interest in NX Gold S.A. (“NX Gold”) indirectly through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”).

MCSA is a Brazilian copper company which holds a 100% interest in the Caraíba Operations, located in the State of Bahia, and the Tucumã Operation, located in the southeastern part of the State of Pará. MCSA’s predominant activity is the production and sale of copper concentrates, with gold and silver produced and sold as by-products.

NX Gold is a Brazilian gold mining company which holds a 100% interest in the Xavantina Operations and is focused on the production and sale of gold dore and concentrate as its main product and silver as its by-product. The Xavantina Operations are located approximately 18 kilometers west of the town of Nova Xavantina, in southeastern State of Mato Grosso, Brazil.

2.    Basis of Preparation

(a)     Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual consolidated financial statements for the year ended December 31, 2025.

These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2025, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on November 2, 2026.

(b)     Use of Estimates and Judgments

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2025.

    Notes to Financial Statements | Page 5

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

(c) New Accounting Policies, Standards and Interpretations

On January 1, 2026, the Company adopted the amendments to the classification and measurement requirements for financial instrument in IFRS 9 Financial Instruments ("IFRS 9"), which was published in May 2024 by IASB. The amendments clarify that a financial asset is derecognized on the date on which the contractual rights to the cash flows expire or the asset is transferred. A financial liability is derecognized on the settlement date, which is the date on which the liability is extinguished. The amendments to IFRS 9 introduced an election that permits the Company, when settling a financial liability or part of a financial liability in cash using an electronic payment system, to deem the financial liability, or part of it, to be discharged before the settlement date if the Company has initiated a payment instruction that resulted in: (a) the Company having no practical ability to withdraw, stop or cancel the payment instruction; (b) the Company having no practical ability to access the cash to be used for settlement as a result of the payment instruction; and (c) the settlement risk associated with the electronic payment system being insignificant. The amendments clarify that unless the above election applies, a financial liability is derecognized on the settlement date, which is the date on which the liability is extinguished because the obligation specified in the contract is discharged or cancelled or expires. The adoption of the amendments did not have a material impact on the Company's condensed consolidated interim financial statements.

(d)    Future Changes in Accounting Policies Not Yet Effective as of September 30, 2026

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements ("IFRS 18") to replace IAS 1. IFRS 18 sets out requirements for the presentation of information in the primary financial statements and disclosure of information in the notes to the financial statement, and does not impact the recognition or measurement of items in the financial statements as set out under other IFRS standards. The standard is effective for reporting periods beginning on or after January 1, 2027. Retrospective application is required and early application is permitted.

The Company is currently assessing the effect of this new standard on the financial statements. Based on the preliminary assessment, below is a list of possible impacts:

•In the Statements of Operations and Comprehensive Income, items of income and expenses, including foreign exchange gains and losses, and gains and losses on derivatives, will be classified into four categories, being operating, investing, financing, income taxes. Two new required subtotals will be introduced, which includes operating profit and profit or loss before financing and income tax. The amount of net income will be unaffected.
•In the Statements of Cash Flow, operating income will replace net income to be the starting point for determining cash flows from operating activities.
•In the financial statement note disclosures, the Company is required to disclose management-defined performance measures ("MPM"). An MPM is defined as a subtotal of income and expenses, that is not specifically required to be presented or disclosed by IFRS, that the Company uses in public communications outside of financial statement to communicate to users of financial statements management's view of an aspect of the financial performance of the Company as a whole. Based on preliminary assessment, the Company has identified three MPMS, including earnings before interest, income taxes and depreciation, and amortization ("EBITDA"), adjusted EBITDA, and adjusted net income attributable to owners of the Company. The Company is continuing to evaluate whether certain other measures it uses to communicate financial performance meet the definition of an MPM under IFRS 18.

    Notes to Financial Statements | Page 6

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

3.    Segment Disclosure

Operating segments are determined by the way information is reported and used by the Company's Chief Operating Decision Maker ("CODM") to review operating performance. The Company monitors the operating results of its operating segments independently for the purpose of making decisions about resource allocation and performance assessment.

The Company’s reporting segments include its three operating mines in Brazil, the Caraíba Operations, the Tucumã Operation, and the Xavantina Operations, and its corporate head office in Canada. Significant information relating to the Company's reportable segments is summarized in the tables below:

Three months ended September 30, 2026	Caraíba (Brazil)	Tucumã (Brazil)	Xavantina (Brazil)	Corporate and Other	Consolidated

Revenue	$133,763	$119,151	$95,120	$—	$348,034

Cost of production	(65,552)	(33,646)	(16,684)	—	(115,882)
Depreciation and depletion	(23,506)	(13,548)	(5,466)	—	(42,520)
Sales expense	(4,292)	(8,058)	(7,723)	—	(20,073)
Cost of sales	(93,350)	(55,252)	(29,873)	—	(178,475)

Gross profit	40,413	63,899	65,247	—	169,559

Expenses
General and administrative	(5,685)	(2,247)	(2,098)	(6,788)	(16,818)
Share-based compensation	—	—	—	(7,458)	(7,458)
Operating income (loss)	$34,728	$61,652	$63,149	$(14,246)	$145,283

Capital expenditures(1)	51,294	16,167	6,029	8,792	82,282

    Notes to Financial Statements | Page 7

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Three months ended September 30, 2025	Caraíba (Brazil)	Tucumã (Brazil)	Xavantina (Brazil)	Corporate and Other	Consolidated

Revenue	$90,598	$59,122	$27,372	$—	$177,092

Cost of production	(50,261)	(18,308)	(10,032)	—	(78,601)
Depreciation and depletion	(20,233)	(5,663)	(5,061)	—	(30,957)
Sales expense	(2,858)	(5,869)	(340)	—	(9,067)
Other expense	(1,070)	—	—	—	(1,070)
Cost of sales	(74,422)	(29,840)	(15,433)	—	(119,695)

Gross profit	16,176	29,282	11,939	—	57,397

Expenses
General and administrative	(5,268)	(2,615)	(1,806)	(2,891)	(12,580)
Share-based compensation	—	—	—	(6,742)	(6,742)
Operating income (loss)	$10,908	$26,667	$10,133	$(9,633)	$38,075

Capital expenditures(1)	48,355	6,124	8,572	6,692	69,743

(1)    Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets.
(2)    On July 1, 2025, the Company announced that Tucumã Operation achieved commercial production which is the point at which the mine is capable of operating in the manner intended by the Company's management.

    Notes to Financial Statements | Page 8

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Nine months ended September 30, 2026	Caraíba (Brazil)	Tucumã (Brazil)	Xavantina (Brazil)	Corporate and Other	Consolidated

Revenue	$364,262	$328,778	$202,477	$—	$895,517

Cost of production	(187,002)	(95,016)	(47,179)	—	(329,197)
Depreciation and depletion	(63,548)	(38,429)	(16,662)	—	(118,639)
Sales expense	(10,202)	(25,872)	(14,715)	—	(50,789)
Cost of sales	(260,752)	(159,317)	(78,556)	—	(498,625)

Gross profit	103,510	169,461	123,921	—	396,892

Expenses
General and administrative	(15,435)	(6,728)	(5,468)	(12,780)	(40,411)
Share-based compensation	—	—	—	(11,161)	(11,161)
Operating income (loss)	$88,075	$162,733	$118,453	$(23,941)	$345,320

Capital expenditures(1)	138,706	32,371	40,749	24,825	236,651

Assets
Current	$101,031	$148,858	$67,958	$7,315	325,162
Non-current	1,165,589	498,302	153,289	62,186	1,879,366
Total Assets	$1,266,620	$647,160	$221,247	$69,501	$2,204,528
Total Liabilities	$140,579	$48,267	$166,477	$509,777	$865,100

(1)    Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets.

During the nine months ended September 30, 2026, the Company had eight significant customers (September 30, 2025 - six), including five copper customers (September 30, 2025 - four) and three gold customers (September 30, 2025 - two).

    Notes to Financial Statements | Page 9

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Nine months ended September 30, 2025	Caraíba (Brazil)	Tucumã (Brazil)	Xavantina (Brazil)	Corporate and Other	Consolidated

Revenue	$242,272	$155,010	$68,408	$—	$465,690

Cost of production	(132,870)	(35,508)	(25,018)	—	(193,396)
Depreciation and depletion	(54,222)	(5,738)	(14,129)	—	(74,089)
Sales expense	(5,985)	(10,099)	(846)	—	(16,930)
Other expense	(1,070)	—	—	—	(1,070)
Cost of sales	(194,147)	(51,345)	(39,993)	—	(285,485)

Gross profit	48,125	103,665	28,415	—	180,205

Expenses
General and administrative	(14,689)	(7,149)	(4,923)	(8,754)	(35,515)
Share-based compensation	—	—	—	(15,671)	(15,671)
Operating income (loss)	$33,436	$96,516	$23,492	$(24,425)	$129,019

Capital expenditures(1)	130,749	39,675	19,152	14,852	204,428

Assets
Current	$95,066	$54,306	$44,594	$13,447	207,413
Non-current	1,018,755	504,066	116,543	29,544	1,668,908
Total Assets	$1,113,821	$558,372	$161,137	$42,991	$1,876,321
Total Liabilities	$175,139	$37,494	$163,846	$608,343	984,822

(1)    Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets.
(2)    On July 1, 2025, the Company announced that Tucumã Operation achieved commercial production which is the point at which the mine is capable of operating in the manner intended by the Company's management.

    Notes to Financial Statements | Page 10

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

4.    Inventories

	September 30, 2026	December 31, 2025
Supplies and consumables	$76,355	$54,504
Stockpiles	41,512	33,925
Work in progress	5,913	5,197
Finished goods	18,441	13,485
	$142,221	$107,111

5.    Other Current Assets

	September 30, 2026	December 31, 2025
Advances to suppliers	$4,222	$3,643
Prepaid expenses and other	9,732	6,250
Derivatives (Note 19)	16,068	4,701
Value added taxes recoverable	7,250	8,004
	$37,272	$22,598

    Notes to Financial Statements | Page 11

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

6.    Mineral Properties, Plant and Equipment

	Buildings	Mining Equipment	Mineral Properties(1)	Projects in Progress	Equipment & Other Assets	Deposit on Projects	Mine Closure Costs	Right-of-Use Assets	Total
Cost:
Balance, December 31, 2025	94,382	496,976	1,012,282	338,705	34,956	2,773	19,071	76,505	2,075,650
Additions	870	24,600	92,509	83,834	1,017	12,583	—	11,158	226,571
Capitalized borrowing costs	—	—	—	15,444	—	—	—	—	15,444
Disposals	—	(3,458)	—	—	(1,052)	(6)	—	(1,912)	(6,428)
Transfers	8,309	11,470	33,619	(47,417)	532	(4,601)	—	(1,912)	—
Foreign exchange	5,808	30,689	61,293	16,370	2,058	118	1,185	4,633	122,154
Balance, September 30, 2026	$109,369	$560,277	$1,199,703	$406,936	$37,511	$10,867	$20,256	$88,472	$2,433,391

Accumulated depreciation:
Balance, December 31, 2025	(13,112)	(121,910)	(293,864)	—	(12,579)	—	(7,461)	(52,670)	(501,596)
Depreciation expense	(6,136)	(40,717)	(57,581)	—	(2,380)	—	(910)	(14,783)	(122,507)
Disposals	—	2,419	—	—	1,045	—	—	1,448	4,912
Transfers	—	(865)	—	—	—	—	—	865	—
Foreign exchange	(774)	(7,320)	(18,088)	—	(693)	—	(458)	(3,138)	(30,471)
Balance, September 30, 2026	$(20,022)	$(168,393)	$(369,533)	$—	$(14,607)	$—	$(8,829)	$(68,278)	$(649,662)

Net book value, December 31, 2025	$81,270	$375,066	$718,418	$338,705	$22,377	$2,773	$11,610	$23,835	$1,574,054
Net book value, September 30, 2026	$89,347	$391,884	$830,170	$406,936	$22,904	$10,867	$11,427	$20,194	$1,783,729

(1)    Mineral properties as at September 30, 2026 include $80.9 million (December 31, 2025 - $64.7 million) of costs on expansion of near-mine resource potential which are not currently being depreciated.

     Notes to Financial Statements | Page 12

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

7.    Exploration and Evaluation Assets

As at September 30, 2026, the Company had $57.8 million (December 31, 2025 - $33.9 million) in exploration and evaluation assets, which include several property option agreements.

In July 2024, the Company signed a definitive earn-in agreement (the "Agreement") with Salobo Metais S.A, a subsidiary of Vale Base Metals ("VBM"), for the Furnas Copper-Gold Project ("Furnas Project") located in the Carajás Mineral Province in Pará State, Brazil. The Agreement contemplates the Company earning a 60% interest in the Project upon completion of three phases of work:

•Phase 1: Ero to conduct a minimum of 28,000 meters of exploration drilling (completed) and produce a scoping study within 18 months of signing the Agreement (completed)
•Phase 2: Ero to conduct an additional minimum of 17,000 meters of exploration drilling (completed) and produce a pre-feasibility study within 18 months of completing Phase 1
•Phase 3: Ero to conduct an additional minimum of 45,000 meters of exploration drilling (completed), unless otherwise mutually agreed, and produce a definitive feasibility study ("DFS") within 24 months of completing Phase 2

Following the completion of a DFS, subject to customary technical review periods, and with Ero positive investment approval, the parties will enter into a joint venture agreement whereby VBM will transfer 60% of the equity interest in the Furnas Project to Ero, and Ero will grant VBM a "free carry" on certain capital expenditures related to development of the Furnas Project.

Prior to a positive Ero investment decision and the formation of a joint venture, VBM will retain 100% ownership of the Furnas Project with Ero solely responsible for funding the phased exploration and engineering work programs as well as ongoing payments to maintain the property in good standing.

As at September 30, 2026, exploration and evaluation assets include $44.6 million (December 31, 2025 - $24.1 million) in expenditures associated with the Furnas Project.

8.     Deposits and Other Non-current Assets

	September 30, 2026	December 31, 2025
Value added taxes recoverable	$21,953	$21,015
Note receivable (Note 19)	13,464	12,998
Deposits and others	618	2,683
	$36,035	$36,696

    Notes to Financial Statements | Page 13

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

9.    Accounts Payable and Accrued Liabilities

	September 30, 2026	December 31, 2025
Trade suppliers	$119,954	$92,283
Payroll and labour related liabilities	29,042	25,688
Value added tax, royalty and other taxes payable	12,654	10,692
Cash-settled equity awards (Note 13(b) and (d))	13,436	20,615
Provision for rehabilitation and closure costs	1,458	3,768
Other accrued liabilities	1,155	1,078
	$177,699	$154,124
.

10.    Loans and Borrowings

						Carrying value, including accrued interest
Description	Currency	Security	Maturity (Months)	Coupon rate	Principal to be repaid	September 30, 2026	December 31, 2025
Senior Notes	USD	Unsecured	40	6.50%	$400,000	$399,341	$405,092
Senior Revolving Credit Facility	USD	Secured	27	SOFR + 2.00% to 4.25%	50,000	49,538	154,706
Copper Prepayment Facility	USD	Secured	3	8.66%	9,127	10,086	39,087
Equipment finance loans	USD	Secured	4 - 33	6.90% - 8.35%	6,280	6,312	7,319
Equipment finance loans	EUR	Secured	27 - 32	7.70%	2,105	2,110	168
Equipment finance loans	BRL	Unsecured	0	16.63%	—	—	84
Bank loan	BRL	Unsecured	2	CDI + 0.50%	126	127	658
Total					$467,638	$467,514	$607,114

Current portion						$17,966	$55,711
Non-current portion						$449,548	$551,403

    Notes to Financial Statements | Page 14

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

The movements in loans and borrowings are comprised of the following:

	Nine months ended September 30, 2026					Year ended December 31, 2025
	Senior Notes	Senior Revolving Credit Facility	Copper Prepayment Facility	Other	Consolidated	Consolidated
Balance, beginning of period	$405,092	$154,706	$39,087	$8,229	$607,114	$602,189
Proceeds from loans and borrowings		—	—	6,064	6,064	57,404
Principal payments	—	(105,000)	(27,381)	(5,638)	(138,019)	(54,740)
Interest payments	(26,000)	(6,846)	(3,317)	(542)	(36,705)	(42,736)
Interest costs, including interest capitalized	20,249	6,678	1,697	474	29,098	44,487
Foreign exchange	—	—	—	(38)	(38)	510
Balance, end of period	$399,341	$49,538	$10,086	$8,549	$467,514	$607,114

(a)     Senior Notes

In February 2022, the Company issued $400 million aggregate principal amount of senior unsecured notes (the “Senior Notes”). The Company received net proceeds of $392.0 million after transaction costs of $8.0 million. The Senior Notes mature on February 15, 2030 and bear annual interest at 6.5%, payable semi-annually in February and August of each year.

MCSA and Ero Brasil have provided a guarantee of the Senior Notes on a senior unsecured basis. The Senior Notes are direct, senior obligations of the Company and MCSA, and are not secured by any mortgage, pledge or charge.

The Company has the option to redeem, in whole or in part, the Senior Notes at a price ranging from 103.25% to 100% of the principal amount together with accrued and unpaid interest, if any, to the date of redemption, with the rate decreasing based on the length of time the Senior Notes are outstanding.

Upon the occurrence of specific kinds of changes of control triggering events, each holder of the Senior Notes will have the right to cause the Company to repurchase some or all of its Senior Notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date.

The Senior Notes are recognized as financial liabilities, net of unamortized transaction costs, and measured at amortized cost using an effective interest rate of 6.7%.

(b)    Senior Revolving Credit Facility

The Company has a senior revolving credit facility (the "Senior Revolving Credit Facility") which has a borrowing limit of $200 million and matures in December 2028. The applicable interest margin is based on sliding scales of SOFR plus 2.00% to 4.25%, and commitment fee ranges from 0.45% to 0.96%, based on the Company's net leverage ratio, with lower leverage ratios resulting in lower pricing.

As at September 30, 2026, the Senior Revolving Credit Facility bears a weighted average interest rate of 6.09% on its drawn balance and a commitment fee of 0.51% on its undrawn balance.

    Notes to Financial Statements | Page 15

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
The Senior Revolving Credit Facility is secured by the shares of MCSA, NX Gold, Ero Gold, Ero Brasil, Ero Brasil Participações II Ltda., and Ero Holdings Corp. The Company is required to comply with certain financial covenants, which are required to be tested at each quarter end. These covenants include (a) a net leverage ratio based on net indebtedness to rolling four quarters adjusted earnings before interest, taxes, depreciation and amortization ("Rolling EBITDA"); (b) a net leverage ratio based on net senior indebtedness to Rolling EBITDA; and (c) an interest coverage ratio based on Rolling EBITDA. The Senior Revolving Credit Facility provides for negative covenants customary for this type of facility and permits additional equipment debt and finance leases of up to $50.0 million. As at September 30, 2026, the Company is in compliance with these financial covenants.

(c)    Copper Prepayment Facility

In May 2024, the Company entered into a non-priced copper prepayment facility with a bank syndicate. Under this facility, the Company received net proceeds of $49.6 million, representing gross proceeds of $50.0 million less transaction costs of $0.4 million. The Company had the option to increase the size of the non-priced copper prepayment facility from $50.0 million to $75.0 million until March 31, 2025.

In exchange, the Company is obligated to repay the $50.0 million facility over 27 equal monthly installments, beginning in October 2024, through the delivery of a minimum of 272 tonnes of copper each month. The copper to be delivered by the Company will be in the form of LME Copper Warrants. Each monthly delivery's value will be determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $2.1 million, the excess value will be repaid to the Company.

In March 2025, the Company exercised its option to increase the size of the non-priced copper prepayment facility by an additional $25.0 million. The Company is obligated to repay the $25.0 million additional facility over 21 equal monthly installments, beginning in April 2025, through the delivery of a minimum of 161 tonnes of copper each month. The copper to be delivered by the Company will be in the form of LME Copper Warrants. Each monthly delivery's value will be determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $1.3 million, the excess value will be repaid to the Company.

As the contractual obligation of the facility will be settled in the form of financial assets, the facility is accounted for as a financial liability measured at amortized cost using the effective interest rate method. Transaction costs are included in the initial measurement of the liability and amortized over the term of the facility.

The facility is secured by the shares of MCSA, NX Gold, Ero Gold, Ero Brasil, Ero Brasil Participações II Ltda., and Ero Holdings Corp.

11. Deferred Revenue

The Company entered into a precious metals purchase agreement (the “Xavantina Gold Stream”) with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., in relation to gold production from the Xavantina Operations. The Company received upfront cash consideration of $150.0 million for the purchase of 25% of an equivalent amount of gold to be produced from the Xavantina mine until 160,000 ounces of gold have been delivered and thereafter decreasing to 10% of gold produced over the remaining life of the mine in exchange for cash payments equal to 40% of the prevailing spot gold price.

The movements in the Xavantina Gold Stream deferred revenue during the nine months ended September 30, 2026 and the year ended December 31, 2025 are comprised of the following:

    Notes to Financial Statements | Page 16

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

	September 30, 2026	December 31, 2025
Gold ounces delivered in the period(1)	12,880	9,692

Balance, beginning of period	$105,750	$62,989
Advances	—	50,000
Accretion expense	5,721	6,764
Amortization of deferred revenue	(16,132)	(14,003)
Balance, end of period	$95,339	$105,750

Current portion	$12,046	$12,800
Non-current portion	83,293	92,950

(1)        During the nine months ended September 30, 2026, the Company delivered 12,880 payable ounces of gold (year ended December 31, 2025 - 9,692 ounces) to Royal Gold for average consideration of $1,770 per ounce (December 31, 2025 - $1,213 per ounce). At September 30, 2026, a cumulative 67,749 ounces (December 31, 2025 - 54,869 ounces) of gold have been delivered under the Xavantina Gold Stream.

As part of the Xavantina Gold Stream, the Company pledged its equity interest in Ero Gold and NX Gold to Royal Gold as collateral and provided unsecured limited recourse guarantees from Ero and NX Gold.

12. Other Non-current Liabilities

	September 30, 2026	December 31, 2025
Withholding, value added tax, and other taxes payable	$27,467	$22,286
Provision	3,397	1,856
Dividends payable to non-controlling interest	5,842	5,503
Other liabilities	4,366	4,173
Cash-settled equity awards (Note 13(b))	—	5,470
	$41,072	$39,288

    Notes to Financial Statements | Page 17

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

13.     Share Capital

As at September 30, 2026, the Company’s authorized share capital consists of an unlimited number of common shares without par value.

(a)     Options

A continuity of the issued and outstanding options is as follows:

	Nine Months Ended September 30,
	2026		2025
	Number of Stock Options	Weighted Average Exercise Price (CAD)	Number of Stock Options	Weighted Average Exercise Price (CAD)
Outstanding stock options, beginning of period	1,340,563	$22.41	1,734,607	$19.07
Issued	—	—	13,038	18.10
Exercised	(212,588)	18.71	(225,508)	18.50
Forfeited	(10,763)	19.80	(83,371)	19.92
Outstanding stock options, end of period	1,117,212	$23.14	1,438,766	$19.10

The weighted average share price on the date of exercise for options exercised during the nine months ended September 30, 2026 was CAD$47.74 (nine months ended September 30, 2025 - CAD$24.06).

As at September 30, 2026, the following stock options were outstanding:

Weighted Average Exercise Prices	Number of Stock Options	Vested and Exercisable Number of Stock Options	Weighted Average Remaining Life in Years
$10.01 to $20.00 CAD	470,362	331,669	1.82
$20.01 to $30.00 CAD	369,106	108,593	3.17
$30.01 to $34.58 CAD	277,744	19,464	4.19
$23.14 CAD ($16.31 USD)	1,117,212	459,726	2.86

(b)     Performance Share Units

Pursuant to the Share Unit Plan, the Compensation Committee may grant performance share units ("PSUs") to employees, consultants, directors and officers ("Eligible Persons") of the Company or its subsidiaries. These PSUs will vest three years from the date of grant and the number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain market and non-market performance conditions. Prior to June 29, 2026, each vested PSU entitled the holder thereof to receive on or about the applicable date of vesting of such share unit (i) one common share; (ii) a cash amount equal to the fair market value of one common share as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined

    Notes to Financial Statements | Page 18

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
by the Compensation Committee in its sole discretion. Based on the Company's history of settling PSUs using a combination of cash and common shares, PSUs were classified as liabilities.

For PSUs with non-market performance conditions, the fair value of the share units granted was initially recognized at the fair value using the share price at the date of grant, and subsequently remeasured at fair value on each balance sheet date. For PSUs with market performance conditions, the fair value was determined using a Geometric Brownian Motion model.

On June 29, 2026, upon shareholder approval of the Amended and Restated Share Unit Plan at the Company's annual general and special meeting, the Compensation Committee's option to settle vested units using cash was eliminated. As a result, each vested unit is redeemable solely in common shares of the Company. Consequently, PSUs were reclassified from cash-settled to equity-settled instruments. Accordingly, the Company derecognized $19.6 million of PSU liabilities, recognized $16.8 million in contributed surplus, representing the fair value of issued PSUs at the modification date, and recorded a reduction in share-based compensation expense of $2.8 million. Post-modification, the fair value of PSUs will not be remeasured.

The continuity of PSUs issued and outstanding is as follows:

	Nine Months Ended September 30,
	2026	2025
Outstanding balance, beginning of period	879,703	1,014,505
Issued	—	10,734
Settled	—	(12,500)
Forfeited	(16,322)	(52,829)
Outstanding balance, end of period	863,381	959,910

(c) Restricted Share Units

Pursuant to the Share Unit Plan, the Compensation Committee may grant restricted share units ("RSUs") to Eligible Persons of the Company or its subsidiaries. The fair value of RSUs is determined on the date of grant using the market price of the Company’s shares. Prior to June 29, 2026, each vested RSU entitled the holder thereof to receive one common share, its equivalent cash value, or a combination of both, on the redemption date at the discretion of the Compensation Committee. Based on the Company's history of settling RSUs with common shares, RSUs were classified as equity-settled instruments.

On June 29, 2026, upon shareholder approval of the Amended and Restated Share Unit Plan at the Company's annual general and special meeting, the Compensation Committee's option to settle vested units using cash was eliminated. As a result, each vested unit is redeemable solely in common shares of the Company. There is no change to the accounting treatment of RSUs.

    Notes to Financial Statements | Page 19

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

The continuity of RSUs issued and outstanding is as follows:

	Nine months ended September 30,
	2026	2025
Outstanding balance, beginning of period	270,886	328,180
Issued	—	5,366
Settled	(14,005)	(12,217)
Forfeited	(4,028)	(13,314)
Outstanding balance, end of period	252,853	308,015

(d) Deferred Share Units

The Deferred Share Unit ("DSU") plan was established by the Board as a component of compensation for the Company's independent directors. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board.  The settlement amount of each DSU is based on the fair market value of a common share on the DSU redemption date multiplied by the number of DSUs being redeemed.

The continuity of DSUs issued and outstanding is as follows:

	Nine months ended September 30,
	2026	2025
Outstanding balance, beginning of period	356,799	325,111
Issued	7,707	13,904
Settled	—	(12,882)
Outstanding balance, end of period	364,506	326,133

At September 30, 2026, DSU liabilities had a fair value of $13.4 million (December 31, 2025 - $10.1 million) which has been recognized in accounts payable and accrued liabilities.

(e) Share-based compensation

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Stock options	$598	$592	$1,753	$1,677
Performance share units	2,460	4,324	3,914	10,047
Restricted share units	633	579	1,833	1,649
Deferred share units	3,767	1,247	3,661	2,298
Share-based compensation(1)	$7,458	$6,742	$11,161	$15,671

(1)    For the three and nine months ended September 30, 2026, the Company recorded $3.7 million and $6.1 million (three and nine months ended September 30, 2025 - $1.2 million and $3.4 million) of share-based compensation in contributed surplus, and the remaining share-based compensation was recorded in liabilities.

    Notes to Financial Statements | Page 20

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

(f)     Net Income per Share

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Weighted average number of common shares outstanding	104,351,583	103,621,631	104,299,083	103,589,664
Dilutive effects of:
Stock options	509,282	115,109	488,175	43,616
Share units	1,116,234	308,015	1,116,234	308,015
Weighted average number of diluted common shares outstanding(1)	105,977,099	104,044,755	105,903,492	103,941,295

Net income attributable to owners of the Company	$116,237	$35,978	$314,551	$186,753
Basic net income per share	$1.11	$0.35	$3.02	$1.80
Diluted net income per share	$1.10	$0.35	$2.97	$1.80

(1)    Weighted average number of diluted common shares outstanding for the three and nine months ended September 30, 2026 excluded 23,596 and 255,443 (three and nine months ended September 30, 2025 - 464,486 and 839,668) stock options.

14. Revenue

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Copper
Concentrate sales	249,589	144,204	$690,976	$394,812
Adjustments on provisional sales(1)	3,325	5,516	2,064	2,470
	252,914	149,720	693,040	397,282
Gold
Dore Sales	18,048	24,405	66,239	59,788
Concentrate sales	69,773	—	120,128	—
Adjustments on provisional sales(1)	49	—	(22)	—
Amortization of deferred revenue(2)	7,250	2,967	16,132	8,620
	$95,120	$27,372	$202,477	$68,408
	$348,034	$177,092	$895,517	$465,690

(1)    Adjustments on provisional sales include pricing adjustments on the Company's concentrate sales, which are provisionally priced to the Company's international customers and are settled with a final sales price between zero to four months (September 30, 2025 - zero to six month) after shipment takes place and, therefore, are exposed to commodity price changes.

(2)    During the three and nine months ended September 30, 2026, the Company delivered 6,207 and 12,880 ounces of gold, respectively (three and nine months ended September 30, 2025 - 2,000 and 5,249 ounces of gold), under a precious metals purchase agreement with Royal Gold (note 11) for average cash consideration of $1,695 and $1,770 per ounce (three and nine months ended September 30, 2025 - $1,188 and $835).

    Notes to Financial Statements | Page 21

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

15.     Cost of Sales

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Materials	$27,672	$20,286	$72,069	$45,094
Salaries and benefits	28,137	23,548	83,746	62,477
Contracted services	40,285	25,114	104,434	48,661
Maintenance costs	17,664	13,639	52,571	36,430
Utilities	7,858	5,352	21,543	13,607
Other costs	996	1,043	3,239	1,931
Change in inventory (excluding depreciation and depletion)	(6,730)	(10,381)	(8,405)	(14,804)
Cost of production	115,882	78,601	329,197	193,396
Sales expense	20,073	9,067	50,789	16,930
Other expense	—	1,070	—	1,070
Depreciation and depletion	45,328	42,743	120,384	86,802
Change in inventory (depreciation and depletion)	(2,808)	(11,786)	(1,745)	(12,713)
	$178,475	$119,695	$498,625	$285,485

16.     General and Administrative Expenses

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Accounting and legal	$569	$570	$1,557	$1,427
Amortization and depreciation	597	412	1,311	1,115
Office and administration	3,039	2,203	7,468	6,853
Salaries and consulting fees	10,287	7,488	23,428	20,698
Incentive payments	1,346	1,011	4,008	3,087
Other	980	896	2,639	2,335
	$16,818	$12,580	$40,411	$35,515

    Notes to Financial Statements | Page 22

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

17.    Finance Expense

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Interest on loans and borrowings(2)	$3,553	$6,665	$13,654	$6,665
Accretion of deferred revenue	1,863	1,998	$5,721	$4,723
Accretion of provision for rehabilitation and closure costs	792	901	2,372	2,608
Interest on lease liabilities	603	722	1,899	1,916
Other finance expenses(1)	3,141	1,045	10,048	6,118
	$9,952	$11,331	$33,694	$22,030

(1)    Other finance expenses during the three and nine months ended September 30, 2026 included nil and $1.8 million, respectively (three and nine months ended September 30, 2025 - nil and $1.4 million) of credit loss on certain accounts receivable.
(2)    During the three and nine months ended September 30, 2026, the Company capitalized $5.4 million and $15.4 million, respectively (three and nine months ended September 30, 2025 -$4.6 million and $27.0 million) of borrowing costs to projects in progress.

18.    Foreign Exchange Gain

The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company’s Brazilian subsidiaries that are denominated in currencies other than the Brazilian Real, which is their functional currency.

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Foreign exchange gain (loss) on USD denominated debt in Brazil	$(573)	$16,994	$39,797	$95,104
Realized foreign exchange gain (loss) on derivative contracts (note 19)	10,410	2,046	30,340	47
Unrealized foreign exchange gain (loss) on derivative contracts (note 19)	(3,055)	3,980	8,091	27,419
Foreign exchange (loss) gain on other financial assets and liabilities	(1,705)	(965)	(8,651)	(3,475)
	$5,077	$22,055	$69,577	$119,095

19. Financial Instruments

Fair value

Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation.

    Notes to Financial Statements | Page 23

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

As at September 30, 2026, derivatives were measured at fair value based on Level 2 inputs.

The carrying values of cash and cash equivalents, accounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or the discount rate used approximates to the contractual interest rate. At September 30, 2026, the carrying value of loans and borrowings, including accrued interest, was $467.5 million while the fair value is approximately $464.2 million. At September 30, 2026, the carrying value of notes receivable, including accrued interest, was $13.5 million which approximates its fair value.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices. The purpose of market risk management is to manage and control exposures to market risks, within acceptable parameters, while optimizing return.

The Company may use derivatives, including options, forwards and swap contracts, to manage market risks.

The Company's outstanding derivative instruments as of September 30, 2026 are as follows:

Contract Description	Notional Amount	Denomination	Weighted average floor	Weighted average cap / forward price	Maturities
Foreign exchange collar (i)	$390.0 million	USD/BRL	5.33	6.27	October 2026 - December 2027
Copper forward (ii)	2,894 tonnes	$ / lb	N/A	6.17	November 2026

(i) Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at September 30, 2026 relates to $18.5 million (December 31, 2025 – $46.6 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at September 30, 2026 on $608.3 million of intercompany loan balances (December 31, 2025 - $604.6 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at September 30, 2026 by 10% and 20%, would have decreased (increased) pre-tax net income by $62.5 million and $124.9 million, respectively. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the period and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use certain foreign exchange derivatives, including collars and forward contracts, to manage its foreign exchange risks. At September 30, 2026, the aggregate fair value of the Company's foreign exchange derivatives was a net asset of $16.1 million (December 31, 2025 - net asset of $4.4 million). The fair values of foreign exchange contracts were determined based on option pricing models, forward foreign exchange rates, and information provided by the counter party.

The change in fair value of foreign exchange derivatives was an unrealized loss of $3.1 million and gain of $8.1 million for the three and nine months ended September 30, 2026, respectively (a gain of $4.0 million and of

    Notes to Financial Statements | Page 24

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
$27.4 million for the three and nine months ended September 30, 2025, respectively), and have been recognized in foreign exchange gain.

In addition, during the three and nine months ended September 30, 2026, the Company recognized a realized gain of $10.4 million and $30.3 million, respectively (realized gain of $2.0 million and nil for the three and nine months ended September 30, 2025 respectively), related to the settlement of foreign currency forward collar contracts.

(ii) Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks.

At September 30, 2026, the Company has derivative contracts on 2,894 tonnes of copper to hedge its accounts receivables exposure over the quotation period. The copper derivative contracts establish a forward price of $6.17 per pound of copper. As of September 30, 2026, the fair value of these contracts was a net liability of $2.4 million (December 31, 2025 - nil). The fair value of copper forward contract was determined based on option pricing models, forward copper price and information provided by the counter party.

As of September 30, 2026, the Company has no outstanding gold collar contracts (December 31, 2025 - liability of $6.8 million).

During the three and nine months ended September 30, 2026, the Company recognized an unrealized loss of $2.5 million and gain of $2.8 million (unrealized loss of $1.6 million and loss of $3.1 million for the three and nine months ended September 30, 2025), respectively, in relation to its commodity derivatives in other income or loss.

During the three and nine months ended September 30, 2026, the Company recognized a realized loss of nil and $10.9 million (realized loss of $0.6 million and $0.6 million for three and nine months ended September 30, 2025), respectively, in relation to its commodity derivatives in other income or loss.

At September 30, 2026, the Company had provisionally priced sales at period end that are exposed to commodity price changes (note 14). Based on the Company’s net exposure at September 30, 2026, a 10% change in the price of copper and gold would have changed pre-tax net income (loss) by $9.4 million.

    Notes to Financial Statements | Page 25

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

20. Supplemental Cash Flow Information

	Three months ended September 30,		Nine months ended September 30,
Net change in non-cash working capital items:	2026	2025	2026	2025
Accounts receivable	$22,780	$1,597	$9,484	$7,446
Inventories	(9,691)	(14,508)	(27,026)	(28,538)
Value added tax and other assets	(13,991)	(3,220)	(21,633)	(6,758)
Accounts payable and accrued liabilities	4,163	46,959	11,619	26,403
	$3,261	$30,828	$(27,556)	$(1,447)

Non-cash investing and financing activities:
Additions to property, plant and equipment by leases	7,795	6,137	$11,158	$20,093
Non-cash increase (decrease) in accounts payable in relation to additions of property, plant and equipment and exploration and evaluation assets	6,862	(6,885)	14,385	(3,018)

Non-cash operating activities:
Settlement of income taxes payable via VAT recoverable	(16,087)	(5,092)	$(27,674)	$(12,174)

21.    Commitment

As at September 30, 2026, the Company has capital commitments, which are net of advances to suppliers, of $85.0 million through contracts and purchase orders which are expected to be incurred over a four-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties.

    Notes to Financial Statements | Page 26